This prospectus supplement relates to an effective registration statement under the Securities Act of 1933 and is subject to completion or amendment. This prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Rule 424b3
Registration Statement No. 333-92595

Subject to Completion, Dated March 6, 2000

Prospectus Supplement to Prospectus Dated January 6, 2000

(FORD LOGO)

$5,000,000,000

Global Landmark Securities ™ (“GlobLS TM ”)

Ford Motor Credit Company

$3,000,000,000       % GlobLS due March 15, 2005

$2,000,000,000 Floating Rate GlobLS due March 15, 2003

     Ford Credit will issue the      % GlobLS due March 15, 2005 (the “Fixed Rate Notes”) and the Floating Rate GlobLS due March 15, 2003 (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Notes”). The Fixed Rate Notes will mature on March 15, 2005 and will pay interest semi-annually beginning in September 2000. The Floating Rate Notes will mature on March 15, 2003 and will bear interest at a floating rate equal to the Three Month LIBOR Rate, reset quarterly, plus   basis points, payable quarterly beginning in June 2000.

     The Notes may not be redeemed prior to their respective maturities unless certain events occur involving United States taxation.

     The Notes are offered for sale in the United States, Europe and Asia. Ford Credit has applied to have the Notes listed and traded on the Luxembourg Stock Exchange and the Stock Exchange of Singapore Limited.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement and the accompanying Prospectus. Any representation to the contrary is a criminal offense.

(dollars in millions)
	Per		Per
	Fixed		Floating
	Rate Note	Total	Rate Note	Total

Initial public offering price	%	$	%	$

Underwriting discounts and commissions	%	$	%	$

Proceeds, before expenses, to Ford Credit	%	$	%	$

     The initial public offering prices above do not include accrued interest. Interest on the Notes will accrue from March   , 2000 and must be paid by the purchaser if the Notes are delivered to the Underwriters after March   , 2000. Ford Credit expects that delivery of the Notes will be made to investors on or about March   , 2000.

Joint Book Managers

Chase Securities Inc.	Credit Suisse First Boston	J.P. Morgan & Co.

Prospectus Supplement dated March   , 2000.

TABLE OF CONTENTS

Prospectus Supplement

      The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document or the Prospectus.

      The Singapore Stock Exchange assumes no responsibility for the correctness of any of the statements or opinions made or reports contained in this Prospectus Supplement and accompanying Prospectus. Admission to the Official List is not to be taken as an indication of the merits of the issuer or of the Notes.

      This Prospectus Supplement and accompanying Prospectus includes particulars given in compliance with the requirements of the Singapore Stock Exchange for the purpose of giving information with regard to Ford Credit. Ford Credit accepts full responsibility for the accuracy of the information contained in this Prospectus Supplement and accompanying Prospectus and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect.

      You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. No one is authorized to provide you with different information.

     The Notes are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of the documents.

      Offers and sales of the Notes are subject to restrictions in relation to the United Kingdom, Singapore and Japan, details of which are set out in “Underwriting” below. The distribution of this Prospectus Supplement and accompanying Prospectus and the offering of the Notes in certain other jurisdictions may also be restricted by law.

      In this Prospectus Supplement and accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to “dollars”, “$” and “U.S.$” are to United States dollars.

DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD CREDIT

E.S. Acton

Vice President

M.E. Bannister

Vice President

B. Burns

Director and
Executive Vice President

T.D. Chenault

Director and
Executive Vice President

D.J. Prystash

Vice President-Treasurer

D.C. Flanigan

Director and
Executive Vice President

R.A. Kniebes

Vice President

D.L. Korman

Vice President-General Counsel

M.S. Macdonald

Director

C.F. Mateer

Vice President

J.T. Noone

Vice President
P.F. Nussbaum
Vice President

D.E. Ross

Vice President

A.J. Salmon

Vice President

G.C. Smith

Director and
Executive Vice President

R.C. VanLeeuwen

Vice President

A.J. Wagner

Vice President

D.R. Walker

Director and
Executive Vice President

H.D. Wallace

Director

J.M. Walsh

Vice President

D.A. Winkler

Director and
Chairman of the Board

All of the above-named persons are full-time employees of Ford Motor Company (“Ford”) or Ford Credit.

CAPITALIZATION OF FORD CREDIT

      The capitalization of Ford Credit and its subsidiaries at December 31, 1999 is as follows (in millions of U.S. dollars):

	Outstanding	Additional
	December 31,	Long-term
	1999	Indebtedness

Senior Indebtedness, Unsecured
Short-term

Commercial paper	$43,077.9

Other short-term debt	6,769.8

Total short-term debt	49,847.7

Long-term debt payable within one year	19,893.4

Long-term notes and debentures	63,332.6

Notes offered hereby	—	$5,000.0

Total debt	$133,073.7

Stockholder’s Equity

Capital stock, par value $100 a share (250,000 common shares authorized, issued, and outstanding)	25.0

Paid-in surplus (contributions by stockholder)	4,341.6

Accumulated other comprehensive income/(loss)	(298.0)

Earnings retained for use in the business	6,855.5

Total stockholder’s equity	$10,924.1

Total Capitalization	$143,997.8

      Except as set forth herein, there has been no material change in the capitalization of Ford Credit and its subsidiaries since December 31, 1999 to the date of this Prospectus Supplement.

DESCRIPTION OF NOTES

      This description of terms of the Notes adds information to the descriptions of the general terms and provisions of Debt Securities in the Prospectus. If this summary differs in any way from the summaries in the Prospectus, you should rely on this summary. The Notes are part of the Debt Securities registered by Ford Credit in January 2000 to be issued on terms to be determined at the time of sale. In addition to the Notes offered hereby, Debt Securities in the aggregate principal amount of $14,800,000,000 previously have been designated for sale or have been sold.

The Fixed Rate Notes

      The Fixed Rate Notes will initially be limited to $3,000,000,000 aggregate principal amount, will be unsecured obligations of Ford Credit and will mature on March 15, 2005. The Fixed Rate Notes will bear interest from March   , 2000 at the rate per annum set forth on the cover page of this Prospectus Supplement. Interest will be payable on March 15 and September 15 of each year, commencing September 15, 2000, to the person in whose names the Fixed Rate Notes are registered at the close of business on the 15th day preceding each interest payment date, subject to certain exceptions. Interest on the Fixed Rate Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      The Fixed Rate Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, the Fixed Rate Notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See “Description of Notes — Redemption.”

      Ford Credit may, without the consent of the holders of the Fixed Rate Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Fixed Rate Notes. Any additional notes will, together with the Fixed Rate Notes, constitute a single series of the Fixed Rate Notes under the Indenture. No additional notes may be issued if an Event of Default has occurred with respect to the Fixed Rate Notes.

The Floating Rate Notes

      The Floating Rate Notes will initially be limited to $2,000,000,000 aggregate principal amount, will be unsecured obligations of Ford Credit and will mature on March 15, 2003 (the “Floating Rate Maturity Date”).

      The Floating Rate Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, the Floating Rate Notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See “Description of Notes — Redemption.”

      Ford Credit may, without the consent of the holders of the Floating Rate Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Floating Rate Notes. Any additional notes will, together with the Floating Rate Notes, constitute a single series of Floating Rate Notes under the Indenture. No additional notes may be issued if an Event of Default has occurred with respect to the Floating Rate Notes.

      The Floating Rate Notes will bear interest from March   , 2000 at a floating rate determined in the manner provided below, payable on March 15, June 15, September 15, and December 15, of each year (each such day a “Floating Rate Interest Payment Date”), commencing June 15, 2000, to the person in whose name the Floating Rate Notes were registered at the close of business on the 15th day preceding the respective Floating Rate Interest Payment Date, subject to certain exceptions.

      The per annum interest rate on the Floating Rate Notes (the “Floating Interest Rate”) in effect for each day of an Interest Period (as defined below) will be equal to the Three Month LIBOR Rate plus   basis points (0.  %). The Floating Interest Rate for each Interest Period for the Floating Rate Notes will be set on the   th day of the months of March, June, September and December of each year, commencing with March   , 2000 (each such date an “Interest Reset Date”) until the principal on the Floating Rate Notes is paid or made available for payment (the “Principal Payment Date”). If any Interest Reset Date (other than the initial Interest Reset Date occurring on March   , 2000) and Floating Rate Interest Payment Date for the Floating Rate Notes would otherwise be a day that is not a LIBOR Business Day, such Interest Reset Date and Floating Rate Interest Payment Date shall be the next succeeding LIBOR Business Day, unless the next succeeding LIBOR Business Day is in the next succeeding calendar month, in which case such Interest Reset Date and Floating Rate Interest Payment Date shall be the immediately preceding LIBOR Business Day.

      “LIBOR Business Day” means any day that is not a Saturday or Sunday and that, in The City of New York or the City of London, is not a day on which banking institutions are generally authorized or obligated by law to close. “Interest Period” shall mean the period from and including an Interest Reset Date to but excluding the next succeeding Interest Reset Date and, in the case of the last such period, from and including the Interest Reset Date immediately preceding the Floating Rate Maturity Date or Principal Payment Date, as the case may be, to but not including such Floating Rate Maturity Date or Principal Payment Date, as the case may be. If the Principal Payment Date or Floating Rate Maturity Date is not a LIBOR Business Day, then the principal amount of the Floating Rate Notes plus accrued and unpaid interest thereon shall be paid on the next succeeding Business Day and no interest shall accrue for the Floating Rate Maturity Date, Principal Payment Date or any day thereafter. “Business Day” shall mean any day that is not a Saturday or Sunday and that, in The City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close.

      The “Three Month LIBOR Rate” shall mean the rate determined in accordance with the following provisions:

(i) On the second day on which dealings in deposits in U.S. dollars are transacted in the London interbank market preceding each Interest Reset Date (each such date an “Interest Determination Date”), The Chase Manhattan Bank (the “Reference Agent”), as agent for Ford Credit, will determine the Three Month LIBOR Rate which shall be the rate for deposits in U.S. dollars having a three-month maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on such Interest Determination Date. “Telerate Page 3750” means the display page so designated on Bridge Telerate, Inc. (or such other page as may replace that page on that service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If the Three Month LIBOR Rate on such Interest Determination Date does not appear on the Telerate Page 3750, the Three Month LIBOR Rate will be determined as described in (ii) below.

(ii) With respect to an Interest Determination Date for which the Three Month LIBOR Rate does not appear on the Telerate Page 3750 as specified in (i) above, the Three Month LIBOR Rate will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market selected by the Reference Agent (the “Reference Banks”) at approximately 11:00 a.m., London time, on such Interest Determination Date to prime banks in the London interbank market having a three-month maturity and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. The Reference Agent will request the principal London office of each of such Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Three Month LIBOR Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 one-millionths of a percentage point rounded upwards) of such quotations. If fewer than two quotations are provided, the Three Month LIBOR Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 one-millionths of a percentage point rounded upwards) of the rates quoted by three major banks in New York City selected by the Reference Agent at approximately 11:00 a.m., New York City time, on such Interest Determination Date for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks in New York City selected as aforesaid by the Reference Agent are not quoting as mentioned in this sentence, the relevant Interest Rate for the Interest Period commencing on the Interest Reset Date following such Interest Determination Date will be the Interest Rate in effect on such Interest Determination Date.

      The amount of interest for each day that the Floating Rate Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the Floating Interest Rate in effect for such day by 360 and multiplying the result by the principal amount of the Floating Rate Notes. The amount of interest to be paid on the Floating Rate Notes for any Interest Period will be calculated by adding the Daily Interest Amounts for each day in such Interest Period.

      The Interest Rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

      The Floating Interest Rate and amount of interest to be paid on the Floating Rate Notes for each Interest Period will be determined by the Reference Agent. So long as the Floating Rate Notes are listed on the Luxembourg Stock Exchange and the Singapore Stock Exchange, the Floating Rate Interest Payment Date, the Floating Interest Rate and amounts of interest to be paid on the Floating Rate Notes for each Interest Period will be communicated to each of the Exchanges by the Reference Agent no later than the first day of the relevant Interest Period and published in accordance with “Notices” below. All calculations made by the Reference Agent shall in the absence of manifest error be conclusive for all purposes and binding on Ford Credit and the holders of the Floating Rate Notes. So long as the Three Month LIBOR Rate is required to be determined with respect to the Floating Rate Notes, there will at all times be a Reference Agent. In the event that any then acting Reference Agent shall be unable or unwilling to act, or that such Reference Agent shall fail duly to establish the Three Month LIBOR Rate for any Interest Period, or that Ford Credit proposes to remove such Reference Agent, Ford Credit shall appoint itself or another person which is a bank, trust company, investment banking firm or other financial institution to act as the Reference Agent.

Book-Entry, Delivery and Form

      Each series of Notes will be issued in the form of one or more fully registered Global Notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Clearstream Banking, société anonyme (“Clearstream Luxembourg”) or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and

Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depository. Citibank, N.A. will act as depositary for Clearstream Luxembourg and The Chase Manhattan Bank, will act as depositary for Euroclear (in such capacities, the “U.S. Depositaries”). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

      Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant either directly or indirectly.

      Distributions with respect to Notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

      Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

      The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

      Distributions with respect to each series of Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. In the event definitive Notes are issued, Ford Credit will appoint a paying agent and transfer agent in Luxembourg and Singapore.

Global Clearance and Settlement Procedures

      Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

      Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

      Because of time-zone differences, credits of Notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Clearstream Luxembourg Participants on such business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depository.

      Although the Depository, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Payment of Additional Amounts

      Ford Credit will, subject to the exceptions and limitations described below, pay as additional interest on each series of Notes, any additional amounts that are necessary in order that the net payment by Ford Credit or its paying agents of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

(b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

(c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

(d) being or having been a “10-percent shareholder” of Ford Credit, as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

(2) to any holder that is not the sole beneficial owner of the Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford Credit or a paying agent from the payment;

(5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

(7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

(8) in the case of any combination of items (1), (2), (3), (4), (5), (6) and (7).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading “Payment of Additional Amounts” and under the heading “Description of Notes — Redemption”, Ford Credit shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

      As used under this heading “Payment of Additional Amounts” and under the headings “Description of Notes — Redemption”, “Certain United States Tax Documentation Requirements” and “United States Taxation of Non-United States Persons” the term “United States” means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, “United States person” means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source and “non-United States person” means a person who is not a United States person.

Redemption

      If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, Ford Credit becomes or will become obligated to pay additional amounts with respect to any Notes it has issued as described herein under the heading “Payment of Additional Amounts” or (b) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to the issuer or any affiliate, that results in a substantial probability that the issuer will or may be required to pay such additional amounts, then the issuer may, at its option, redeem, as a whole, but not in part, such series of Notes on not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that the issuer determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under such series of Notes. No redemption pursuant to (b) above may be made unless the issuer shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading “Payment of Additional Amounts” and Ford Credit shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford Credit is entitled to redeem such Notes pursuant to their terms.

Notices

      Notices to holders of the Notes will be published in Authorized Newspapers in The City of New York, in London, and, so long as such Notes are listed on the Luxembourg Stock Exchange, in Luxembourg and on the Singapore Stock Exchange, in Singapore. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, in Luxembourg in the Luxemburger Wort and in Singapore in the Business Times. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

Applicable Law and Service of Process

      The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York. Ford Credit has designated CT Corporation System in New York City as its authorized agent to receive service of process in the State of New York.

CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

      A beneficial owner of a Note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

      Exemption for Non-United States persons (IRS Form W-8BEN). A beneficial owner of a Note that is a non-United States person (other than certain persons that are related to Ford Credit through stock ownership as described in clauses (x)(a) and (b) of Paragraph (i) under “United States Taxation of Non-United States Persons — Income and Withholding Tax”) can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8 (Certificate of Foreign Status). Copies of IRS Form W-8 may be obtained from the Luxembourg listing agent.

      Exemption for Non-United States persons with effectively connected income (IRS Form W-8ECI). A beneficial owner of a Note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on a Note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8ECI (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

      Exemption or reduced rate for Non-United States persons entitled to the benefits of a treaty (IRS Form W-8BEN). A beneficial owner of a Note that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form W-8BEN (Certificate of Foreign Status).

      Exemption for United States Persons (IRS Form W-9). A beneficial owner of a Note that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

      United States federal income tax reporting procedure. A beneficial owner of a Note, or, in the case of IRS Forms W-8BEN and W-8ECI, its agent, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Note. For example, if the beneficial owner is listed directly on the books of Euroclear or Clearstream Luxembourg as the holder of the Note, the IRS Form must be provided to Euroclear or Clearstream Luxembourg, as the case may be. Each other person through which a Note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Note, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Note. For example, in the case of Notes held through Euroclear or Clearstream Luxembourg, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under “United States Taxation of Non-United States Persons — Income and Withholding Tax”, if a beneficial owner of the Note provides an IRS Form W-8BEN or W-8ECI to a securities clearing organization, bank or other financial institution that holds the Note on its behalf.

      Regulations recently issued by the IRS, which will be effective for payments made after December 31, 2000, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

      Each holder of a Note should be aware that if it does not properly provide the required IRS form, or if the IRS form (or, if permissible, a copy of such form) is not properly transmitted to and received by the United States person otherwise required to withhold United States federal income tax, interest on the Note may be subject to United States withholding tax at a 30% rate and the holder (including the beneficial owner) will not be entitled to any additional amounts from Ford Credit described under the heading “Description of Notes — Payment of Additional Amounts” with respect to such tax. Such tax, however, may in certain circumstances be allowed as a refund or as a credit against such holder’s United States federal income tax. The foregoing does not deal with all aspects of federal income tax withholding that may be relevant to foreign holders of the Notes. Investors are advised to consult their own tax advisors for specific advice concerning the ownership and disposition of Notes.

UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

Income and Withholding Tax

      In the opinion of Shearman & Sterling, counsel for the Underwriters and special tax counsel to Ford Credit, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

(i) payments of principal and interest on a Note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related to Ford Credit through stock ownership, and (c) either (A) the beneficial owner of the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Note or such owner’s agent provides an IRS Form W-8BEN claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Note or such owner’s agent provides an IRS Form W-8ECI; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

(ii) a non-United States person will not be subject to United States federal income or withholding tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with the beneficial owner’s trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

(iii) a Note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual’s death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote and the income on the Note would not have been effectively connected with a U.S. trade or business of the individual.

      Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a holder of a Note who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

Backup Withholding and Information Reporting

      In general, information reporting requirements will apply to payments of principal and interest made on a Note and the proceeds of the sale of a Note within the United States to non-corporate holders of the Notes, and “backup withholding” at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

      Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Ford Credit or a paying agent to a non-United States person on a Note if, in the case of interest, the IRS Form described in clause (y) or (z) in Paragraph (i) under “Income and Withholding Tax” has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under “Income and Withholding Tax” and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

      Payments of the proceeds from the sale of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

      Regulations recently issued by the IRS, which will be effective for payments made after December 31, 2000, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

      Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder’s United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

      Interest on a Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.

INFORMATION CONCERNING FORD CREDIT

      Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

      Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, subsidiaries of Ford Credit provide these financing services in the United States, Europe, Canada, Australia, Indonesia, the Philippines and India to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

      Ford Credit also conducts insurance operations through The American Road Insurance Company (“American Road”) and its subsidiaries in the United States and Canada. American Road’s business consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

      The mailing address of Ford Credit’s executive offices is One American Road, Dearborn, Michigan 48121, United States of America. The telephone number of such offices is (313) 322-3000.

FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES

SELECTED FINANCIAL DATA

(dollar amounts in millions)

	Years Ended or/at December 31

	1999	1998	1997

Income Statement Data

Total revenue	$20,359.7	$19,302.5	$17,345.1

Interest expense	7,193.4	6,910.4	6,268.2

Provision for credit losses	1,166.4	1,179.5	1,338.2

Income before income taxes	2,103.8	1,812.2	1,806.0

Net income	1,261.1	1,084.2	1,030.8

Dividends	(2,317.0)	(500.2)	(595.5)

Memo:

Net credit losses amount	$999.7	$1,039.4	$1,007.1

As percentage of average net finance receivables outstanding*	0.74%	0.86%	0.89%

Balance Sheet Data

Net investment, operating leases	$32,838.2	$34,566.5	$34,746.0

Finance receivables, net	$108,753.8	$95,941.6	$81,312.6

Capital

Short-term debt	$49,847.7	$53,633.2	$46,207.8

Long-term debt (including current portion)	83,226.0	61,334.1	54,517.2

Stockholder’s equity	10,924.1	10,644.7	9,584.5

Total capital	$143,997.8	$125,612.0	$110,309.5

*  Includes net investment in operating leases.

1999 Results of Operations

      Ford Credit’s consolidated net income in 1999 was $1,261 million, up $177 million or 16% from 1998. Compared with 1998, the increase in full-year earnings reflects primarily higher financing volumes and improved credit loss performance, offset partially by increased operating expenses.

      Credit losses as a percent of average net finance receivables including net investment in operating leases decreased to 0.74% in 1999 compared with 0.86% in 1998, reflecting an improvement in portfolio credit quality.

      The effective income tax rate was 37.6% for 1999, unchanged from 1998.

      Higher operating expenses reflect primarily operating costs of recent acquisitions, costs associated with the restructuring of financing operations, and employee separation programs.

      Total net finance receivables and net investment in operating leases at December 31, 1999 were $141.6 billion, up $11.1 billion or 9% from a year earlier. The increase primarily results from Ford-sponsored special retail financing programs that are available exclusively through Ford Credit.

      During 1999, Ford Credit financed 47% of all new cars and trucks sold by Ford dealers in the U.S. compared with 42% in 1998. In Europe, Ford Credit financed 33% of all new vehicles sold by Ford dealers, unchanged from a year ago. Ford Credit provided retail financing for 3.1 million and 800,000 new and used vehicles in the U.S. and Europe, respectively. In 1999, Ford Credit provided wholesale financing for 84% of Ford factory sales in the U.S. and 96% of Ford factory sales in Europe compared with 83% for the U.S. and 95% for Europe last year.

      In the fourth quarter of 1999, Ford Credit’s consolidated net income was $309 million, up $75 million or 32% from 1998 earnings of $234 million. Compared with 1998, the increase in fourth-quarter earnings reflects primarily a higher level of finance receivables and improved credit loss performance offset partially by increasing operating expenses.

Liquidity and Capital Resources

      Ford Credit relies heavily on its ability to raise substantial amounts of funds. These funds are obtained primarily by the issuance of term debt, the sale of commercial paper and, in the case of FCE Bank plc, certificates of deposit. Funds also are provided by retained earnings and sales of receivables. The level of funds can be affected by certain transactions with Ford, such as capital contributions, interest supplements and other support costs from Ford for vehicles financed and leased by Ford Credit under Ford-sponsored special financing and leasing programs, and dividend payments, and the timing of payments for the financing of dealers’ wholesale inventories and for income taxes. Ford Credit’s ability to obtain funds is affected by its debt ratings, which are closely related to the outlook for, and financial condition of, Ford, and the nature and availability of support facilities. For additional information regarding liquidity and capital resources, see Item 1 — Business — “Business of Ford Credit — Borrowings and Other Sources of Funds” in Ford Credit’s Annual Report on Form 10-K for the year ended December 31, 1998 (the “10-K Report”) and see Ford Credit’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the “First Quarter 10-Q Report”), Ford Credit’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (the “Second Quarter 10-Q Report”) and Ford Credit’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (the “Third Quarter 10-Q Report”). For additional information regarding Ford Credit’s association with Ford, see Item 1 — Business — “Certain Transactions with Ford and Affiliates” in the 10-K Report.

INFORMATION CONCERNING FORD

      Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. Ford is the world’s largest producer of trucks and the second-largest producer of cars and trucks combined.

      Ford’s business is divided into two business sectors, and these sectors are managed as four primary operating segments. These business sectors and operating segments are described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks
	Visteon Automotive Systems	design, manufacture, sale and service of automotive components and systems

Financial Services:	Ford Credit	vehicle-related financing, leasing and insurance
	The Hertz Corporation	rental of cars, trucks and industrial and construction equipment, and other activities

SELECTED FINANCIAL DATA AND OTHER DATA OF FORD

      The following table sets forth selected financial data and other data concerning Ford:

	Years Ended or at December 31

	1999	1998	1997	1996	1995

	(in millions except per share and unit sales amounts)

Consolidated Statement of Income Information
Automotive

Sales	$136,973	$119,083	$122,935	$118,023	$110,496

Operating income	8,379	6,685	6,946	2,516	3,281

Net income	5,721	4,752	4,714	1,655	2,056

Financial Services Revenues	25,585	25,333	30,692	28,968	26,641

Income before gain on spin-off of The Associates and income taxes	—	2,483	—	—	—

Gain on spin-off of The Associates	—	15,955	—	—	—

Income before income taxes	2,579	18,438	3,857	4,222	3,539

Net income	1,516	17,319	2,206	2,791	2,083
Total Ford

Net income	7,237	22,071	6,920	4,446	4,139
Amounts Per Share of Common Stock and Class B Stock After Preferred Stock Dividends*

Basic earnings per share	5.99	18.17	5.75	3.73	3.58

Diluted earnings per share	5.86	17.76	5.62	3.64	3.33

Cash dividends	1.88	1.72	1.645	1.47	1.23

Consolidated Balance Sheet Information
Automotive

Total assets	105,181	88,744	85,079	79,658	72,772

Debt payable within one year	1,602	1,121	1,129	1,661	1,832

Long-term debt — noncurrent portion	10,542	8,713	7,047	6,495	5,475
Financial Services

Total assets	171,048	148,801	194,018	183,209	170,511

Debt	139,919	122,324	160,071	150,205	141,317
Total Ford

Total assets	276,229	237,545	279,097	262,867	243,283

Debt	152,063	132,158	168,247	158,361	148,624

Stockholders’ equity	27,537	23,409	30,734	26,762	24,547

Other Data
Total Ford

Cash dividends	2,290	5,348	2,020	1,800	1,559

Capital expenditures	8,535	8,617	8,717	8,651	8,997

Depreciation and amortization	14,943	14,329	13,583	12,791	11,719

Worldwide vehicle unit sales of cars and trucks (in thousands)	7,220	6,823	6,947	6,653	6,606

FINANCIAL REVIEW OF FORD

1999 Results of Operations

Overview

      Ford reported full-year 1999 earnings of $7,237 million or $5.86 per diluted share of common and Class B stock. In 1998, Ford reported earnings of $22,071 million or $17.76 per share, including a non-cash gain of $15,955 million that resulted from Ford’s spin-off of Associates First Capital Corporation.

      Fourth-quarter 1999 earnings were $1,806 million or $1.47 per share on revenue of $44 billion. In the fourth quarter of 1998, Ford earned $1,043 million or 84 cents per share on revenue of $38 billion. The fourth quarter of 1998 included a charge of $631 million or 51 cents per share primarily for employee separation programs in North America, Europe and South America.

Automotive Operations

      Full-year 1999 earnings from automotive operations were a record $5,721 million on record revenue of $137 billion; after-tax return on sales (ROS) was 4.2 percent. In 1998, earnings from automotive operations were $4,752 million on revenue of $119 billion; ROS was 4.0 percent.

      Worldwide factory unit sales of 7.2 million vehicles in 1999 exceeded the previous record of 7.0 million established in 1997. Ford also reduced its total costs in 1999 by $1 billion at constant volume and mix, bringing total cost reductions to more than $6 billion since 1996.

      Net income from automotive operations in the fourth quarter of 1999 was a record $1,449 million on revenue of $38 billion, compared with fourth-quarter 1998 earnings of $820 million on revenue of $32 billion.

      Up-front lump-sum payments of $103 million or eight cents per share associated with the ratification of the company’s new contracts with the United Auto Workers and Canadian Auto Workers unions are included in automotive results in the North America region for the quarter.

      North America:  Full-year 1999 earnings in North America were a record $6,137 million on record revenue of $100 billion; ROS was 6.2 percent. Full-year 1998 earnings in North America were $4,612 million on revenue of $87 billion; ROS was 5.3 percent.

      Fourth-quarter 1999 earnings in North America were a record $1,576 million on record revenue of $27 billion. Fourth-quarter 1998 earnings were $1,047 million on revenue of $24 billion. Compared with 1998, Ford’s fourth-quarter 1999 earnings reflect the non-recurrence of the charge for employee separation costs, lower costs, higher volume and a more favorable vehicle mix.

      Europe:  Full-year 1999 earnings in Europe were $28 million on revenue of $30 billion. Full-year 1998 earnings in Europe were $193 million on revenue of $24 billion.

      Fourth-quarter 1999 results in Europe improved to a loss of $55 million on revenue of $9 billion. Fourth-quarter 1998 results were a loss of $74 million on revenue of $7 billion. Compared with 1998, Ford’s fourth-quarter 1999 results reflect the non-recurrence of the charge for employee separation costs, the addition of Volvo Car and lower taxes, offset by lower volumes and market share of Ford-brand vehicles, primarily the Ka, Fiesta and Mondeo.

      South America:  Full-year 1999 results in South America were a loss of $452 million on revenue of $2 billion. In 1998, Ford lost $226 million in South America on revenue of $4 billion.

      Fourth-quarter 1999 results in South America improved to a loss of $95 million on revenue of $547 million. Fourth-quarter 1998 results were a loss of $151 million on revenue of $725 million.

Compared with 1998, Ford’s fourth-quarter 1999 results primarily reflect lower costs and the non-recurrence of the charge for employee separation costs, partially offset by lower revenue.

      Other Markets:  Full-year 1999 earnings in Ford’s other markets, which include Australia, Japan, Thailand, India and other Asia-Pacific countries, were $133 million on revenue of $5 billion. In 1998, Ford earned $173 million in the region on revenue of $4 billion.

      Fourth-quarter 1999 earnings in the region were $23 million on revenue of $1 billion. In the same period in 1998, Ford lost $2 million on revenue of $815 million. These results reflect primarily Ford’s share of the profit improvement at Mazda Motor Corp.

Visteon Automotive Systems

      The earnings of Visteon Automotive Systems are included in the company’s automotive results. In 1999, Visteon earned $735 million, compared with $703 million in 1998.

      In the fourth quarter of 1999, Visteon earned $95 million, compared with $129 million in fourth quarter of 1998. Compared with 1998, the decline in fourth-quarter 1999 earnings reflected the impact of negotiated price reductions, the labor agreement in North America and currency-related costs, offset partially by cost efficiencies and improved volume.

      Ford and Visteon are close to completing a market-pricing review begun in 1999 of various carry-over components and systems Ford purchases from Visteon. When the review is completed and both parties agree to a final pricing level, it is expected that Visteon will reduce prices to Ford.

Ford Credit

      For a discussion of Ford Credit’s results of operations, see “Ford Motor Credit Company and Consolidated Subsidiaries — Selected Financial Data — 1999 Results of Operations.”

Hertz

      The Hertz Corporation reported its sixth consecutive year of record earnings in 1999, and eighth consecutive year of increased earnings. Full-year net income was $336 million, up 21 percent compared with earnings of $277 million in 1998. Ford’s share of Hertz’ 1999 earnings was $273 million.

      In the fourth quarter of 1999, Hertz earned a record $60 million, up 26 percent compared with earnings of $48 million in the same period a year ago. Ford’s share of Hertz’ fourth-quarter 1999 earnings was $50 million.

INDUSTRY DATA AND MARKET SHARE OF FORD

      The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

	U.S. Industry Retail Deliveries
	(millions of units)

	Years Ended December 31

	1999	1998	1997	1996	1995

Cars	8.7	8.2	8.3	8.6	8.6

Trucks	8.7	7.8	7.2	6.9	6.5

      The following table shows Ford’s U.S. car and truck market shares for the periods indicated:

	Ford U.S. Car and Truck Market Shares

	Years Ended December 31

	1999	1998	1997	1996	1995

Cars	19.6	19.2%	19.7%	20.6%	20.9%

Trucks	28.2	30.2	31.1	31.1	31.9

      For additional information regarding Ford, see the 10-K Report, the First Quarter 10-Q Report, Second Quarter 10-Q Report and Third Quarter 10-Q Report.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of “earnings” to “fixed charges” for Ford Credit and Ford were as follows for each of the periods indicated:

	Years Ended December 31

	1999	1998	1997	1996	1995

Ford Motor Credit Company	1.3	1.3	1.3	1.3	1.3

Ford Motor Company	2.2	3.8*	2.0	1.6	1.6

*	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 2.0.

      For purposes of the Ford Credit ratio:

           “earnings” mean the sum of:

•	Ford Credit’s pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, and

•	Ford Credit’s fixed charges.

           “fixed charges” mean the sum of:

•	interest Ford Credit pays on borrowed funds,

•	the amount Ford Credit amortizes for debt discount, premiums and issuance expenses and

•	one-third of all rental expenses of Ford Credit (the portion deemed representative of the interest factor.

      For purposes of the Ford ratio:

           “earnings” mean the sum of:

•	Ford’s pre-tax income,

•	the pre-tax income of Ford’s majority-owned subsidiaries, whether or not consolidated,

•	Ford’s proportionate share of the income of any fifty-percent-owned companies,

•	any income Ford received from less-than-fifty-percent-owned companies, and

•	Ford’s fixed charges.

           “fixed charges” mean the sum of:

•	the interest Ford pays on borrowed funds,

•	the preferred stock dividend requirements of Ford’s consolidated subsidiaries and trusts,

•	the amount Ford amortizes for debt discount, premium, and issuance expense, and

•	one-third of all rental expenses of Ford (the proportion deemed representative of the interest factor).

UNDERWRITING

      Ford Credit is selling each series of Notes to the Underwriters named below under an Underwriting Agreement and Pricing Agreements each dated March   , 2000. The Underwriters, and the amount of Notes each of them has agreed to purchase severally from Ford Credit, are as follows:

Principal Amount of
Underwriters	Fixed Rate Notes

Chase Securities Inc.	$

Credit Suisse First Boston Corporation

J.P. Morgan Securities Inc.

Total	$3,000,000,000

Principal Amount of
Underwriters	Floating Rate Notes

Chase Securities Inc.	$

Credit Suisse First Boston Corporation

J.P. Morgan Securities Inc.

Total	$2,000,000,000

      Under the terms and conditions of the Underwriting Agreement and the Pricing Agreements, if the Underwriters take any of the Notes of a series, then they are obligated to take and pay for all of the Notes of that series.

      The Underwriters have advised Ford Credit that they propose initially to offer all or part of the Notes directly to retail purchasers at the respective initial public offering prices set forth on the cover page of this Prospectus Supplement, and to certain securities dealers at such price less a concession not in excess of 0.       % and 0.       % of the principal amount of the Fixed Rate Notes and the Floating Rate Notes, respectively. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.       % and 0.       % of the principal amount of the Fixed Rate Notes and the Floating Rate Notes, respectively, to certain other dealers. After the Notes are released for sale to the public, the offering price and other selling terms with respect to each series of Notes may from time to time be varied by the Underwriters.

      The Notes are offered for sale in the United States, Europe and Asia.

      Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of such Underwriter, result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford Credit, except as set forth in the Underwriting Agreement and the Pricing Agreements.

      Each Underwriter acknowledges that this Prospectus Supplement and the accompanying Prospectus have not been registered with the Registrar of Companies in Singapore and that the Notes are offered in Singapore pursuant to an exemption invoked under section 106C of the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”). Accordingly, each Underwriter has represented and agreed that the Notes may not be offered or sold, nor may this Prospectus Supplement and the accompanying Prospectus or any other offering document or material relating to the Notes be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other body or person specified in section 106C of the Singapore Companies Act, or (2) to a sophisticated investor specified in section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of section 106E(2) of the Singapore Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Singapore Companies Act.

      Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

      Each Underwriter has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

      Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the relevant issue price set forth on the cover page hereof.

      Each series of the Notes is a new issue of securities with no established trading market. Ford Credit has been advised by the Underwriters with respect to each series of the Notes that they intend to make a market in the relevant series of the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any of the Notes.

      In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of each series of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position with respect to such series of Notes. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover any short position or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of such series of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

      All secondary trading in the Notes will settle in immediately available funds. See “Description of Notes — Global Clearance and Settlement Procedures”.

      It is expected that delivery of the Notes will be made against payment therefor on or about March   , 2000, which is the fifth business day following the date hereof (such settlement cycle being herein referred to as “T+5”). Purchasers of Notes should note that the ability to settle secondary market trades of the Notes effected on the date of pricing and the next succeeding business day may be affected by the T+5 settlement.

      Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Ford Credit estimates that it will spend approximately $           , for printing, registration fees, rating agency and other expenses related to the offering of the Notes.

      In the ordinary course of their respective businesses, the Underwriters and their respective affiliates have engaged, and may in the future engage, in commercial banking, general financing and/or investment banking transactions with Ford Credit and certain of its affiliates.

LEGAL OPINIONS

      The legality of the Notes offered by Ford Credit hereby will be passed on for Ford Credit by H.D. Smith, Esq., Secretary and Corporate Counsel of Ford Credit, or other counsel satisfactory to the Underwriters. The legality of the Notes offered hereby will be passed on for the Underwriters by Shearman & Sterling, 599 Lexington Avenue, New York, New York. Mr. Smith is a full-time employee of Ford Credit, and owns, and holds options to purchase, shares of Common stock of Ford. Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries.

GENERAL INFORMATION

      Application has been made to list each series of the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of Ford Credit and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Greffier en Chef du Tribunal d’Arrondissement de et à Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and Ford Credit’s current Annual and Quarterly Reports, as well as all its future Annual Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of Banque Internationale à Luxembourg S.A. in Luxembourg. Banque Internationale à Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange, Ford Credit and the holders of the Notes. In addition, copies of the Annual Reports and Quarterly Reports of Ford Credit may be obtained free of charge at such office.

      Application has also been made to list each series of the Notes on the Singapore Stock Exchange. So long as any of the Notes remain outstanding, copies of the Indentures, this Prospectus Supplement, the accompanying Prospectus, and the Certificate of Incorporation and By-Laws of Ford Credit will be available for inspection at the offices of The Chase Manhattan Bank, 150 Beach Road, Gateway West, 31st Floor, Singapore 189720. In addition, copies of all documents incorporated in this document by reference and copies of all future annual reports and quarterly reports of Ford Credit may be obtained, free of charge, at the offices of The Chase Manhattan Bank in Singapore.

      The financial statements which are incorporated in this Prospectus Supplement and accompanying Prospectus by reference have been audited by PricewaterhouseCoopers LLP (“PwC”), 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their reports therein, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

      PwC have given and not withdrawn their written consent to the issue of this Prospectus Supplement and the accompanying Prospectus incorporating by reference their report dated January 20, 1999 in the 10-K Report and Ford Credit’s Current Report on Form 8-K dated February 2, 1999 on Ford Credit’s audited financial statements for the financial year ended December 31, 1998 and their report dated January 24, 2000 from Ford Credit’s Current Report on Form 8-K dated January 28, 2000 on Ford Credit’s audited financial statements for the financial year ended December 31, 1999.

      This Prospectus Supplement and accompanying Prospectus, together with the documents incorporated in them by reference, will be available free of charge at the office of Banque Internationale à Luxembourg S.A., 69 route d’Esch L-1470, Luxembourg.

      Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford Credit since December 31, 1999.

      Neither Ford Credit nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and Ford Credit is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

      Ford Credit accepts responsibility for the information contained in this Prospectus Supplement and accompanying Prospectus.

      Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Ford Credit on October 28, 1999.

      The Notes have been accepted for clearance through Euroclear and, when applicable, Clearstream Luxembourg and have been assigned Euroclear and Clearstream Luxembourg Common Code Numbers, International Security Identification Numbers (ISIN) and CUSIP Numbers as follows:

	Fixed Rate	Floating Rate
	Notes	Notes

Euroclear and Clearstream Luxembourg Common Code:

ISIN:

CUSIP:

FORD LOGO

Ford Motor Credit Company

$33,000,000,000

Debt Securities

          This Prospectus is part of two registration statements that Ford Motor Credit Company filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, Ford Credit may, from time to time, sell the debt securities described in this Prospectus in one or more offerings up to a total dollar amount of $33,000,000,000.

      This Prospectus provides you with a general description of the debt securities Ford Credit may offer. Each time Ford Credit sells debt securities, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement also may add, update or change information contained in this Prospectus.

      You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

      Ford Credit’s principal executive offices are located at:

          Ford Motor Credit Company
          The American Road
          Dearborn, Michigan 48121
          313-322-3000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 6, 2000.

     You should rely only on the information contained or incorporated by reference in this Prospectus and in any accompanying Prospectus Supplement. No one has been authorized to provide you with different information.

     The debt securities are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of the documents.

i

WHERE YOU CAN FIND MORE INFORMATION

      Ford Motor Credit Company (“Ford Credit”) files annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document Ford Credit files at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

      The SEC allows Ford Credit to “incorporate by reference” the information Ford Credit files with the SEC, which means that Ford Credit can disclose important information to you by referring you to those documents that are considered part of this Prospectus. Information that Ford Credit files later with the SEC will automatically update and supersede the previously filed information. Ford Credit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of all the debt securities has been completed.

•	Annual Report on Form 10-K for the year ended December 31, 1998 (the “1998 10-K Report”).

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the “First Quarter 10-Q Report”).

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (the “Second Quarter 10-Q Report”).

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (the “Third Quarter 10-Q Report”).

•	Current Reports on Form 8-K dated January 11, 1999, February 2, 1999 (the “February 1999 8-K Report”), February 22, 1999, April 15, 1999, May 27, 1999, July 15, 1999, October 19, 1999 and October 27, 1999.

      These reports include information about Ford Motor Company (“Ford”) as well as information about Ford Credit.

      You may request copies of these filings at no cost, by writing or telephoning Ford Credit at the following address:

       Ford Motor Credit Company

       The American Road
       Dearborn, MI 48121
       Attn: Corporate Secretary
       (313) 594-9876

INFORMATION CONCERNING FORD CREDIT

      Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

      Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, subsidiaries of Ford Credit provide these financing services in the United States, Europe, Canada, Australia, Indonesia and India to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

      Ford Credit also conducts insurance operations through The American Road Insurance Company (“American Road”) and its subsidiaries in the United States and Canada. American Road’s business consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

INFORMATION CONCERNING FORD

      Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. Ford is the world’s largest producer of trucks and the second-largest producer of cars and trucks combined.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks
	Visteon Automotive Systems	design, manufacture, sale and service of automotive components and systems

Financial Services:	Ford Motor Credit Company	vehicle-related financing, leasing and insurance
	The Hertz Corporation	rental of cars, trucks and industrial and construction equipment, and other activities

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of “earnings” to “fixed charges” for Ford Credit and Ford were as follows for each of the periods indicated:

	Nine Months
	Ended	Years Ended December 31
	September 30,
	1999	1998		1997	1996	1995	1994

Ford Motor Credit Company	1.3	1.3		1.3	1.3	1.3	1.5

Ford Motor Company	2.2	3.8	*	2.0	1.6	1.6	2.0

*	Earnings used in calculation of this ratio include $15,955 million gain on spin-off of The Associates. Excluding this gain, the ratio is 2.0.

      For purposes of the Ford Credit ratio:

           “earnings” mean the sum of:

•	Ford Credit’s pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, and

•	Ford Credit’s fixed charges.

           “fixed charges” mean the sum of:

•	interest Ford Credit pays on borrowed funds,

•	the amount Ford Credit amortizes for debt discount, premiums and issuance expenses and

•	one-third of all rental expenses of Ford Credit (the portion deemed representative of the interest factor).

      For purposes of the Ford ratio:

           “earnings” mean the sum of:

•	Ford’s pre-tax income,

•	the pre-tax income of Ford’s majority-owned subsidiaries, whether or not consolidated,

•	Ford’s proportionate share of the income of any fifty-percent-owned companies,

•	any income Ford received from less-than-fifty-percent-owned companies, and

•	Ford’s fixed charges.

           “fixed charges” mean the sum of:

•	the interest Ford pays on borrowed funds,

•	the preferred stock dividend requirements of Ford’s consolidated subsidiaries and trusts,

•	the amount Ford amortizes for debt discount, premium, and issuance expense, and

•	one-third of all rental expenses of Ford (the proportion deemed representative of the interest factor).

USE OF PROCEEDS

      Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the debt securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

      Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit’s long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

DESCRIPTION OF DEBT SECURITIES

      Ford Credit will issue debt securities in one or more series under an Indenture, dated as of February 1, 1985, as supplemented, between Ford Credit and The Chase Manhattan Bank (the “Trustee”). The Indenture may be supplemented further from time to time.

      The Indenture is a contract between Ford Credit and The Chase Manhattan Bank acting as Trustee. The Trustee has two main roles. First, the Trustee can enforce your rights against Ford Credit if an “Event of Default” described below occurs. Second, the Trustee performs certain administrative duties for Ford Credit.

      The Indenture is summarized below. Because it is a summary, it does not contain all of the information that may be important to you. Ford Credit filed the Indenture as an exhibit to the registration statement, and suggests that you read those parts of the Indenture that are important to you. You especially need to read the Indenture to get a complete understanding of your rights and our obligations under the covenants described below under Limitation on Liens and Merger and Consolidation. Throughout the summary Ford Credit has included parenthetical references to the Indenture so that you can easily locate the provisions being discussed.

      The specific terms of each series of debt securities will be described in the particular Prospectus Supplement relating to that series. The Prospectus Supplement may or may not modify the general terms found in this Prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this Prospectus and the Prospectus Supplement relating to that particular series.

General

      The debt securities offered by this Prospectus will be limited to a total amount of $33,000,000,000, or the equivalent amount in any currency. The Indenture, however, does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the Indenture.

      The Prospectus Supplement which will accompany this Prospectus will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued or payable;

•	the provision for any sinking fund;

•	any additional restrictive covenants;

•	any additional Events of Default;

•	whether the series of debt securities are issuable in physical or global form;

•	any special tax implications, including provisions for original issue discount; and

•	any other terms.

      The debt securities will be unsecured obligations of Ford Credit. The debt securities will rank equally with Ford Credit’s other unsecured and unsubordinated indebtedness (parent company only).

      Unless the Prospectus Supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by Ford Credit in immediately available funds.

Limitation on Liens

      If Ford Credit or any Restricted Subsidiary (as defined in the Indenture) shall pledge or otherwise subject to any lien (as defined in the Indenture as a “Mortgage”) any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the debt securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to:

•	certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States;

•	Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States;

•	Mortgages in favor of Ford Credit or any Restricted Subsidiary;

•	Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary;

•	deposits made in connection with pending litigation;

•	Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages; and

•	any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses, inclusive. (Section 10.04).

Merger and Consolidation

      The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the debt securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see “Limitation on Liens” above) without equally and ratably securing the Indenture Securities. (Section 8.03).

Events of Default and Notice Thereof

      The Indenture defines an “Event of Default” as being any one of the following events:

•	failure to pay interest for 30 days after becoming due;

•	failure to pay principal or any premium for five business days after becoming due;

•	failure to make a sinking fund payment for five days after becoming due;

•	failure to perform any other covenant applicable to the debt securities for 90 days after notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Event of Default provided in the Prospectus Supplement.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. (Section 5.01.)

      If an Event of Default occurs and continues, the Trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are Original Issue Discount Securities (as defined in the Indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

      The Indenture provides that within 90 days after default under a series of debt securities, the Trustee will give the holders of that series notice of all uncured defaults known to it. (The term “default” includes the events specified above without regard to any period of grace or requirement of notice.) The Trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders. (Section 6.02.)

      Annually, Ford Credit must send to the Trustee a certificate describing any existing defaults under the Indenture. (Section 10.05.)

      Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable protection from expenses and liability. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the Trustee how to act under the Indenture. (Section 5.12.)

Modification of the Indenture

      With certain exceptions, Ford Credit’s rights and obligations and your rights under a particular series of debt securities may be modified with the consent of the holders of not less than two-thirds of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against you without your consent. (Section 9.02.)

Global Securities

      Unless otherwise stated in the Prospectus Supplement, the debt securities of a series will be issued in the form of one or more global certificates that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”), which will act as depositary for the global certificates. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants. Therefore, if you wish to own debt securities that are represented by one or more global certificates, you can do so only indirectly or “beneficially” through an account with a broker, bank or other financial institution that has an account with DTC (that is, a DTC participant) or through an account directly with DTC if you are a DTC participant.

      While the debt securities are represented by one or more global certificates:

•	You will not be able to have the debt securities registered in your name;

•	You will not be able to receive a physical certificate for the debt securities;

•	Ford Credit’s obligations, as well as the obligations of the Trustee and any of Ford Credit’s agents, under the debt securities will run only to DTC as the registered owner of the debt securities. For example, once any payment under a series of debt securities is made to DTC, neither Ford Credit nor the Trustee will have any further responsibility for the payment even if DTC or your broker, bank or other financial institution fails to pass it on so that you receive it;

•	Your rights under the debt securities relating to payments, transfers, exchanges and other matters will be governed by applicable law and by the contractual arrangements between you and your broker, bank or other financial institution, and/or the contractual arrangements you or your broker, bank or financial institution has with DTC. Neither Ford Credit nor the Trustee has any responsibility for the actions of DTC or your broker, bank or financial institution;

•	You may not be able to sell your interests in the debt securities to some insurance companies and others who are required by law to own their debt securities in the form of physical certificates; and

•	Because the debt securities will trade in DTC’s Same-Day Funds Settlement System, when you buy or sell interests in the debt securities, payment for them will have to be made in immediately available funds. This could affect the attractiveness of the debt securities to others.

      A global certificate generally can be transferred only as a whole, unless it is being transferred to certain nominees of the depositary or it is exchanged in whole or in part for debt securities in physical form. If a global certificate is exchanged for debt securities in physical form, they will be in denominations of $1,000 and integral multiples thereof, or another denomination stated in the Prospectus Supplement.

PLAN OF DISTRIBUTION

      Ford Credit may sell the debt securities to or through agents or underwriters or directly to one or more purchasers.

By Agents

      Ford Credit may use agents to sell the debt securities. The agents will agree to use their best efforts to solicit purchases for the period of their appointment.

By Underwriters

      Ford Credit may sell the debt securities to underwriters. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Each underwriter will be obligated to purchase all the debt securities allocated to it under the underwriting agreement. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

Direct Sales

      Ford Credit may sell debt securities directly to you. In this case, no underwriters or agents would be involved.

General Information

      Any underwriters or agents will be identified and their compensation described in a Prospectus Supplement.

      Ford Credit may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, Ford Credit or its subsidiaries in the ordinary course of their respective businesses. The Chase Manhattan Bank, Trustee under the Indenture, is also the trustee under indentures covering a number of outstanding issues of notes and debentures of Ford Credit, is a depositary of Ford Credit and Ford, has from time to time made loans to Ford Credit, Ford and its subsidiaries and has performed other services for such companies in the normal course of its business.

LEGAL OPINIONS

      Hurley D. Smith, Esq., who is Ford Credit’s Corporate Counsel and Secretary, or another Ford Credit attorney, will provide Ford Credit an opinion about the legality of the debt securities. Mr. Smith owns, and such other attorney likely would own, Common Stock of Ford and options to purchase shares of Common Stock of Ford.

EXPERTS

      The financial statements and schedules included in the 1998 10-K Report and the February 1999 8-K Report have been audited by PricewaterhouseCoopers LLP (“PwC”), independent accountants. These financial statements are incorporated by reference in this Prospectus and in the registration statement in reliance upon PwC’s report on those financial statements given on their authority as experts in accounting and auditing.

      With respect to the unaudited interim financial information of Ford Credit for the periods ended March 31, 1999 and 1998, June 30, 1999 and 1998 and September 30, 1999 and 1998 included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report, respectively incorporated by reference in this Prospectus, PwC have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their reports included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report state that they did not audit and they do not express an opinion on that interim financial information.

PRINCIPAL OFFICES OF

FORD MOTOR CREDIT COMPANY
One American Road
Dearborn, Michigan 48121

TRUSTEE

The Chase Manhattan Bank

450 West 33rd Street
New York, New York 10001

LUXEMBOURG STOCK EXCHANGE LISTING AGENT

Banque Internationale à Luxembourg S.A.
69 route d’Esch
L-1470 Luxembourg

LEGAL ADVISERS

To Ford Motor Credit Company as to United States Law H. D. Smith Secretary and Corporate Counsel Ford Motor Credit Company One American Road Dearborn, Michigan 48121	To the Underwriters as to United States Law and Special United States Tax Counsel to Ford Motor Credit Company Shearman & Sterling 599 Lexington Avenue New York, New York 10022
To the Issue
as to Singapore Law
Yoong & Partners
11 Collyer Quay #05-06
The Arcade
Singapore 049317

AUDITORS TO

FORD MOTOR CREDIT COMPANY
PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit, Michigan 48243